EXHIBIT 99.1

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and twelve months ended June 30, 2010

(UNAUDITED)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(in thousands, except share and per share amounts)
	Three Months Ended		Twelve Months Ended
	June 30	June 30	June 30	June 30
	2010	2009	2010	2009
REVENUE
Brokerage	$35,346	$32,380	$135,159	$122,572
Other income	12,016	7,351	36,885	27,933
	47,362	39,731	172,044	150,505

EXPENSES
Salaries and benefits	18,490	15,324	66,282	56,102
Selling, general and administrative	7,809	6,963	26,676	26,764
Retention payments	5,833	4,600	21,233	17,988
Rent	3,927	3,254	14,179	11,943
Advertising and promotion	1,169	913	4,758	3,267
Amortization of capital assets	1,627	1,698	6,726	5,827
Amortization of intangible assets	255	47	757	185
Class action settlements - Note 10	100	5,000	2,915	6,910
	39,210	37,799	143,526	128,986

INCOME BEFORE INCOME TAXES	8,152	1,932	28,518	21,519

PROVISION FOR INCOME TAXES
Current	2,117	2,099	7,730	4,407
Future (recovery)	559	(1,399)	2,006	2,465
	2,676	700	9,736	6,872

NET INCOME AND COMPREHENSIVE INCOME	$5,476	$1,232	$18,782	$14,647

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic	17,012,172	16,928,764	16,871,890	17,957,710
Diluted	17,521,299	17,065,451	17,314,714	18,020,661

BASIC EARNINGS PER SHARE
Net income and comprehensive income	$0.32	$0.07	$1.12	$0.82

DILUTED EARNINGS PER SHARE
Net income and comprehensive income	$0.31	$0.07	$1.09	$0.81

See accompanying notes to interim financial statements

INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(Unaudited)
(in thousands)
	Three Months Ended		Twelve Months Ended
	June 30	June 30	June 30	June 30
	2010	2009	2010	2009

RETAINED EARNINGS, BEGINNING OF PERIOD	$26,156	$20,847	$20,978	$21,341
Dividends on common shares	(1,701)	(1,101)	(7,413)	(5,312)
Shares repurchased - Note 8 (a)	-	-	(2,416)	(9,698)
Net income and comprehensive income for the period	5,476	1,232	18,782	14,647
RETAINED EARNINGS, END OF PERIOD	$29,931	$20,978	$29,931	$20,978

See accompanying notes to interim financial statements

INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands)
	June 30	June 30
	2010	2009
ASSETS
Current assets
Cash - Note 4	$21,999	$18,519
Accounts receivable - Note 5	6,332	2,864
Prepaid expenses and other	1,865	1,497
Income taxes receivable	-	150
Current future income taxes	594	1,622
	30,790	24,652

Long term receivable	450	-
Deposits and other	655	481
Long term investments - Note 6	440	180
Future income taxes	860	969
Capital assets	22,610	14,429
Intangible assets	9,551	8,531
Goodwill - Note 3	39,274	34,554
	$104,630	$83,796

LIABILITIES
Current liabilities
Accounts payable - Note 7	$17,370	$14,196
Income taxes payable	4,852	-
Current portion of deferred revenue	13	133
Current portion of deferred lease inducements	302	260
Current portion of obligations under capital leases	803	396
	23,340	14,985

Deferred revenue	-	13
Deferred lease inducements	665	486
Obligations under capital leases	1,333	1,029
Future income taxes	2,300	1,431
	27,638	17,944

SHAREHOLDERS' EQUITY
Share capital - Note 8	43,315	40,222
Contributed surplus - Note 9	3,746	4,652
Retained earnings	29,931	20,978
	76,992	65,852
	$104,630	$83,796

Contingencies - Note 10
Subsequent Events - Note 11

See accompanying notes to interim financial statements

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands)
	Three Months Ended		Twelve Months Ended
	June 30	June 30	June 30	June 30
	2010	2009	2010	2009
Cash provided by (used in):

OPERATING ACTIVITIES
Net income	$5,476	$1,232	$18,782	$14,647
Items not affecting cash:
Amortization of capital assets	1,627	1,698	6,726	5,827
Amortization of intangible assets	255	47	757	185
Equity loss on investments	100	-	100	-
Warrants to outside agents - Note 8 (c)	-	180	-	180
Stock-based compensation - Note 9	247	174	838	977
Future income taxes	559	(1,399)	2,006	2,465
	8,264	1,932	29,209	24,281
Change in non-cash operating items:
Accounts receivable	(172)	(88)	(3,591)	3,289
Prepaid expenses, deposits and other	68	235	(541)	(272)
Income taxes receivable	-	2,066	150	(150)
Accounts payable and accrued liabilities	5,470	1,402	3,140	5,403
Income taxes payable	1,305	-	4,852	(923)
Deferred revenue	(19)	(54)	(133)	(114)
Deferred lease inducements	159	(19)	221	(116)
	15,075	5,474	33,307	31,398

INVESTING ACTIVITIES
Business acquisitions - Note 3	(4,476)	28	(5,276)	(848)
Purchase of intangible assets	(267)	(3,199)	(1,548)	(3,161)
Purchase of capital assets	(4,743)	(222)	(14,801)	(3,113)
Purchase of long-term investments	-	-	(360)	-
	(9,486)	(3,393)	(21,985)	(7,122)

FINANCING ACTIVITIES
Proceeds from (repayment of) obligations under capital leases	181	(143)	638	(247)
Dividends paid on common shares	(1,701)	(1,101)	(7,413)	(5,312)
Issuance of common shares	380	138	2,269	268
Shares repurchased	-	-	(3,336)	(16,110)
	(1,140)	(1,106)	(7,842)	(21,401)

INCREASE IN CASH	4,449	975	3,480	2,875
CASH, BEGINNING OF PERIOD	17,550	17,544	18,519	15,644
CASH, END OF PERIOD	$21,999	$18,519	$21,999	$18,519

Supplemental cash flow information:
Interest paid	$45	$15	$159	$74
Interest received	1	5	4	367
Income taxes paid	$811	$58	$2,896	$5,729

See accompanying notes to interim financial statements

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND TWELVE MONTHS ENDED JUNE 30, 2010, AND 2009 (Unaudited)

(in thousands, except share and per share amounts)

Nature of Business

The Cash Store Financial Services Inc. (the Company) operates under two branch banners: The Cash Store and Instaloans, who act as brokers to facilitate short-term advances and provide other financial services to income-earning consumers. As at June 30, 2010, the Company operated 525 (2009 - 424) branches.

The Company’s earnings are seasonal.  Typically the Company has its highest revenues in the current quarter followed by the first quarter, the second quarter, and then lastly, the third quarter.

Change in Fiscal Year

On April 28, 2010, our board of directors approved a change in our fiscal year end from June 30 to September 30.  The fiscal year end change will result in a 15 month reporting period from July 1, 2009 to September 30, 2010.

Note 1 - Significant Accounting Policies

Basis of Presentation

These unaudited consolidated interim financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and differ in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP), as described in Note 13. The unaudited consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All significant inter-company balances and transactions have been eliminated.

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported assets and liabilities and to disclosure contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenue and expenses during the reporting periods.  Actual results could differ from those estimates made by management.  The recoverable values of future income tax assets, capital assets, goodwill and intangible assets, the estimated accrued liabilities related to the class action lawsuits, and the amortization periods of capital assets and intangible assets, are the more significant items which reflect estimates in these financial statements.

These unaudited consolidated interim financial statements do not include all of the disclosures required by Canadian GAAP. They should be read in conjunction with the audited consolidated financial statements, including notes thereto, for the year ended June 30, 2009, as well as the audited Reconciliation to United States Generally Accepted Accounting Principles for the year ended June 30, 2009 included in the Company’s Form 40-F filed with the United States Securities and Exchange Commission on June 1, 2010.

Except as disclosed in Note 2, these unaudited consolidated interim financial statements follow the same significant accounting policies and methods of application as the most recent audited consolidated financial statements of the Company for the year ended June 30, 2009.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND TWELVE MONTHS ENDED JUNE 30, 2010, AND 2009 (Unaudited)

(in thousands, except share and per share amounts)

Note 2 - Changes in Accounting Policies and Practices

As disclosed in the June 30, 2009 annual audited consolidated financial statements, on July 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064 Goodwill and Intangible Assets (Section 3064).

The adoption of this standard has had no material impact on the Company’s financial position, net earnings or cash flows.

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064 (Section 3064) Goodwill and Intangible Assets. Section 3064, which replaces Section 3062, Goodwill and Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement, and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Reporting Standard IAS 38, Intangible Assets.  The Company has evaluated the impact of adopting this standard on our consolidated financial statements, and, has reclassified capitalized software costs in the amount of $4,186 from capital assets to intangible assets. These amendments have been adopted by the Company commencing July 1, 2009, and have been applied retroactively resulting in $3,161 of net assets being reclassified from capital assets to intangible assets in the comparative June 30, 2009, balance sheet, as well as $40 of amortization being reclassified from amortization of capital assets to amortization of intangible assets for the three months ended June 30, 2009, and $149 for the twelve months ended June 30, 2009.

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations” which replaces the existing standard. This section establishes the standards for accounting for business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition related costs will be expensed as incurred, restructuring charges will be expensed in the periods after the acquisition date, and non-controlling interests will be measured at their proportionate interest in the fair value of identifiable net assets or at fair value at date of acquisition. This standard is equivalent to the International Financial Reporting Standards on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011, and earlier adoption is permitted. The Company has adopted this standard commencing in the year ending September 30, 2010, and will not apply it retrospectively.  The adoption of this standard has not had a significant impact on these consolidated financial statements.

Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1602, “Non-Controlling Interests” which establishes standards for accounting for non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is equivalent to the International Financial Reporting Standards on consolidated and separate financial statements. The Section is effective for interim and annual financial statements beginning on January 1, 2011, and earlier adoption is permitted. The Company has adopted this standard commencing in the year ending September 30, 2010, and will not apply it retrospectively.  The adoption of this standard has not had a significant impact on these consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND TWELVE MONTHS ENDED JUNE 30, 2010, AND 2009 (Unaudited)

(in thousands, except share and per share amounts)

Note 2 - Changes in Accounting Policies and Practices (continued)

Consolidated Financial Statements

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements” which replaces the existing standard. This Section carries forward existing Canadian guidance for preparing consolidated financial statements other than non-controlling interests. The Section is effective for interim and annual financial statements beginning on January 1, 2011, and earlier adoption is permitted. The Company has adopted this standard commencing in the year ending September 30, 2010, and will not apply it retrospectively.  The adoption of this standard has not had a significant impact on these consolidated financial statements.

Financial Instruments - Recognition and Measurement

In June 2009, the CICA amended Handbook Section 3855, "Financial Instruments - Recognition and Measurement," to clarify the application of the effective interest method after a debt instrument has been impaired. The Section has also been amended to clarify when an embedded prepayment option is separated from its host instrument for accounting purposes. The amendments apply to interim and annual financial statements relating to fiscal years beginning on or after May 1, 2009, for the amendments relating to the effective interest method. There have been no material impacts on the Company’s financial position, net earnings or cash flows.

Equity

In August 2009, the CICA amended presentation requirements of Handbook Section 3251, “Equity”, as a result of issuing Section 1602, “Non-Controlling Interests”.  The amendments apply only to entities that have adopted Section 1602.  The Company has evaluated the impact of adopting this standard on our consolidated financial statements and no changes were made.

Comprehensive Revaluation of Assets and Liabilities

In August 2009, the CICA amended Handbook Section 1625, “Comprehensive Revaluation of Assets and Liabilities” as a result of issuing Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interest” in January 2009.  The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011.  Earlier adoption is permitted provided that Section 1582 is also adopted.  The Company has adopted this standard commencing in the year ending September 30, 2010, and will not apply it retrospectively.  The adoption of this standard has not had a significant impact on these financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND TWELVE MONTHS ENDED JUNE 30, 2010, AND 2009 (Unaudited)

(in thousands, except share and per share amounts)

Note 2 - Changes in Accounting Policies and Practices (continued)

Recent Accounting Pronouncements Not Yet Adopted

Financial Instruments - Recognition and Measurement

In June 2009, the CICA amended Handbook Section 3855, "Financial Instruments - Recognition and Measurement," to clarify the application of the effective interest method after a debt instrument has been impaired. The Section has also been amended to clarify when an embedded prepayment option is separated from its host instrument for accounting purposes. The amendments relating to embedded prepayment options apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently evaluating the impact of this amendment.

Financial Instruments - Disclosures

In June 2009, the CICA amended Handbook Section 3862, "Financial Instruments - Disclosures", to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements. The amendments apply to annual financial statements relating to fiscal years ending after September 30, 2010. The Company is currently evaluating the impact of the amendment to the standard.

International Financial Reporting Standards (IFRS)

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that significantly affects financial reporting requirements for Canadian public companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011, unless, as permitted by Canadian securities regulations, the entity was to adopt United States Generally Accepted Accounting Principles (U.S. GAAP) on or before this date. Should the Company decide to adopt IFRS, its first annual IFRS financial statements would be for the year ending September 30, 2012. Beginning with the three month period ending December 31, 2011, the Company would provide unaudited consolidated financial information in accordance with IFRS including comparative figures for the three month period ending December 31, 2010.

The Company has completed a gap analysis of the accounting and reporting differences under IFRS, Canadian GAAP, and U.S. GAAP, however, management has not yet finalized its determination of the impact of these differences on the consolidated financial statements. This analysis will, in part, determine whether the Company adopts IFRS or U.S. GAAP once Canadian GAAP ceases to exist. The Company is also closely monitoring standard setting activity and regulatory developments in Canada, the United States and internationally that may affect the timing of its adoption of either IFRS or U.S. GAAP in future periods.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND TWELVE MONTHS ENDED JUNE 30, 2010, AND 2009 (Unaudited)

(in thousands, except share and per share amounts)

Note 3 - Business Acquisitions

On September 1, 2009, the Company acquired all the business assets of Affordable Payday Loans representing eight branches in Ontario and two branches in Alberta for total cash consideration of $800. Affordable Payday Loans operated in the short-term advances industry.

On April 26, 2010, the Company acquired all the business assets of 101019134 Saskatchewan Ltd. (EZ Cash), representing 14 branches in Saskatchewan, for total cash consideration of $4,476. EZ Cash operated in the short-term advances industry.  The combined purchase price allocation for the twelve months ended June 30, 2010, is detailed in the table below. The Company is in the process of finalizing its valuation of the net assets acquired, including goodwill and other intangible assets; thus, the allocation of the purchase price is subject to refinement.

Net assets acquired at assigned values
Capital assets	$33
Customer contracts, relationships, lists and other	229
Goodwill	5,047
Accrued liabilities	(33)
$5,276

Note 4 - Cash

The significant components of cash are as follows:

	June 30	June 30
	2010	2009
Cash	$21,999	$18,269
Cash Equivalents	-	250
	$21,999	$18,519

Cash equivalents includes a short-term guaranteed investment certificate in the amount of $nil (2009 - $250).

Cash includes $3,000 in externally restricted cash related to the issuance of a standby letter of credit in the same amount. The standby letter of credit was issued pursuant to provisions of an agreement with DirectCash ATM Processing Partnership, our debit and prepaid credit card service provider, which was required to satisfy timing differences in cash settlements. No amounts have been drawn on this letter to date.

Cash also includes $2,957 in funds to facilitate claims related to the Ontario and British Columbia class action lawsuit settlements (Note 10 (a) and (b)).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND TWELVE MONTHS ENDED JUNE 30, 2010, AND 2009 (Unaudited)

(in thousands, except share and per share amounts)

Note 5 - Accounts Receivable

	June 30	June 30
	2010	2009
Mortgages receivable (net of allowance)	$75	$292
Due from investee corporations	92	1
Due from suppliers	3,844	1,643
Other	2,771	928
	$6,782	$2,864

Included in other is a long-term receivable in the amount of $450 (2009 - nil).

Note 6 - Long-Term Investments

(a)	The Cash Store Australia Holdings Inc.

On March 31, 2008, the Company acquired 3,000,000 shares of The Cash Store Australia Holdings Inc. (AUC) at a share price of $0.06 per share. The carrying amount of this investment is $160 (2009 - $180).

(b)	RTF Financial Holdings Inc.

On December 31, 2009, the Company acquired 6,000,000 shares of RTF Financial Holdings Inc. (RTF) at a share price of $0.06 per share, for a total cost of $360. The carrying amount of this investment is $280 (2009 - nil).

Note 7 - Accounts Payable and Accrued Liabilities

	June 30	June 30
	2010	2009
Trade accounts payable and accrued liabilities	$5,793	$3,587
Class action settlements Note 10 (a), (b), and (c)	2,158	6,169
Accrued salaries and benefits	3,900	3,458
Amounts due to third party lenders	5,408	939
Other	111	43
	$17,370	$14,196

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND TWELVE MONTHS ENDED JUNE 30, 2010, AND 2009 (Unaudited)

(in thousands, except share and per share amounts)

Note 8 - Share Capital

(a)	Issued share capital

	June 30		June 30
	2010		2009
	Number of		Number of
	Shares	Amount	Shares	Amount
Authorized:
Unlimited common shares with no par value

Issued:

Balance, beginning of year	16,959,492	$40,222	19,540,002	$46,085
Transfer from contributed surplus for stock options exercised - Note 9	-	1,744	-	281
Options exercised	494,635	2,269	137,960	268
Shares repurchased	(387,799)	(920)	(2,718,470)	(6,412)
Balance, end of period	17,066,328	$43,315	16,959,492	$40,222

On June 30, 2009, the Company announced its intention to make a normal course issuer bid to purchase, through the facilities of the Toronto Stock Exchange, certain of its outstanding common shares. The number of common shares to be purchased during the period of the normal course issuer bid (the “Bid”) from July 3, 2009, to July 2, 2010, will not exceed 1,063,295 common shares, or approximately 10% of the public float outstanding on June 26, 2009. Common shares purchased pursuant to the Bid will be cancelled. The Company has purchased 387,799 common shares (June 30, 2009 - 1,218,470 common shares) at a cost of $3,336 for the twelve months ended June 30, 2010 (June 30, 2009 - $7,110).

(b)	Options to Employees and Directors

The Company has an incentive stock option plan for certain employees, officers and directors.  Options issued under the plan have vesting terms that vary depending on date granted and other factors.  All stock options must be exercised over specified periods not to exceed five years from the date granted.

	June 30		June 30
	2010		2009
	Total Options	Weighted	Total Options	Weighted
	for Shares	Average Price	for Shares	Average Price
Outstanding, beginning of year	1,128,356	$4.72	1,089,000	$4.35
Granted	460,000	12.18	305,000	5.91
Exercised	(494,635)	4.66	(137,960)	1.94
Forfeited	(53,333)	5.77	(127,684)	7.43
Outstanding, end of period	1,040,388	8.00	1,128,356	4.72
Exercisable, end of period	282,710	$4.78	466,365	$4.75

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND TWELVE MONTHS ENDED JUNE 30, 2010, AND 2009 (Unaudited)

(in thousands, except share and per share amounts)

Note 8 - Share Capital (continued)

(b)	Options to Employees and Directors (continued)

At June 30, 2010, the range of exercise prices, the weighted average exercise price, and weighted average remaining contractual life are as follows:

		Weighted
		Average	Weighted
	Number	Remaining	Average	Number
Fiscal Year Granted	Outstanding	Term	Exercise Price	Exercisable
2006	45,000	8 mos.	$5.37	45,000
2007	25,000	13 mos.	5.51	25,000
2008	337,054	28 mos.	3.81	159,379
2009	190,000	43 mos.	6.83	53,331
2010	443,334	52 mos.	-	-
	1,040,388	40 mos.	$4.78	282,710

(c)  Warrants to outside agents

	June 30		June 30
	2010		2009
		Weighted		Weighted
	Number of	Average	Number of	Average
	warrants	Exercise Price	Warrants	Exercise Price
Balance, beginning of year	150,000	$7.80	nil	$ nil
Issued	nil	nil	150,000	$7.80
Exercised	nil	nil	nil	nil
Expired	nil	nil	nil	nil
Balance, end of period	150,000	$7.80	150,000	$7.80
Exercisable for shares, end of period	150,000	$7.80	150,000	$7.80

On May 14, 2009, the Company entered into an agreement for the exclusive financing services of a financing agent. In consideration of providing these financial advisory and agency services, non-transferrable warrants up to a total of 150,000 common shares in the Company at a strike price of $7.80 per share with an expiry on May 14, 2011 will be issued.

The fair value of the financing agent warrants issued for the twelve months ended June 30, 2010 was nil (2009 - $180) was expensed with an offset to contributed surplus.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND TWELVE MONTHS ENDED JUNE 30, 2010, AND 2009 (Unaudited)

(in thousands, except share and per share amounts)

Note 9 - Contributed Surplus

For stock options granted to certain employees, officers and directors after July 1, 2002, the Company records compensation expense using the fair value method.  Compensation costs are recognized over the vesting period as an increase to stock-based compensation expense, which has been recorded in corporate expenses, with a corresponding increase to contributed surplus. When options are exercised, the fair-value amount in contributed surplus is credited to share capital.

	June 30	June 30
	2010	2009
Balance, beginning of year	$4,652	$3,776
Stock options exercised	(1,744)	(281)
Agency warrants on proposed financing	-	180
Stock-based compensation expense	838	977
	$3,746	$4,652

Note 10 - Class Action Settlements

(a)	Ontario and the rest of Canada with the exception of British Columbia and Alberta

On April 13, 2004, a legal proceeding was commenced against The Cash Store Inc. and Instaloans Inc., by Thompson McCutcheon (the “Plaintiff”), a customer.  The Plaintiff obtained an order pursuant to the Class Proceedings Act, 1992, S.O. 1992 c.6 (the “Class Proceeding Act”), as amended, certifying the action as a class proceeding and appointing him as the representative of the class.  The Plaintiff asserted that the defendants were in breach of the Criminal Code of Canada and the Fair Trading Act as the aggregate of all charges, including interest, broker fees and card fees, was in excess of those allowed by law.  The Statement of Claim stated that the members of the Class would seek to recover all amounts charged, collected or received by the defendants at a criminal rate of interest and/or at an excessive rate, as well as damages, costs and interest.

On December 2, 2008, the Ontario Superior Court of Justice certified the class action lawsuit as a class proceeding under the Act, and granted approval of the settlement that had been agreed to between the Company and the representative Plaintiff on behalf of the Class. The settlement does not constitute any admission of liability by Cash Store Financial.

Under the terms of the settlement, the Company is to pay to the class a minimum of $750 and a maximum of $1,500 in cash and a minimum of $750 and a maximum of $1,500 in credit vouchers to those customers of The Cash Store and Instaloans, exclusive of Alberta and British Columbia, who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are fully transferable and have no expiry date. Based on our estimate of the rate of take-up of the available cash and vouchers, a total provision of $2,010 has been recorded to cover the estimated costs of the settlement, including legal fees and other costs.  During the year ended June 30, 2009, the Company paid the legal fees and costs of the class. On August 6, 2009, the claims process was concluded and we issued $750 in vouchers and $750 in cheques to the class members as full and final satisfaction of all claims. As at June 30, 2010, the remaining accrual is $56.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND TWELVE MONTHS ENDED JUNE 30, 2010, AND 2009 (Unaudited)

(in thousands, except share and per share amounts)

Note 10 - Class Action Settlements (continued)

(b)	British Columbia

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants: The Cash Store Inc., Cash Store Financial, and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code. On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of our customers’ third party lenders added to the Claim.  On March 18, 2008, another action, the “Related Actions” commenced in the Supreme Court of British Columbia by David Wournell and others against Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005.

On May 12, 2009, the Company settled the British Columbia Related Actions in principle.  The settlement has been approved by the Court. The settlement does not constitute any admission of liability by Cash Store Financial. As at June 30, 2010, the remaining accrual is $2,002.

Under the terms of the court approved settlement, the Company is to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount, as at this date, of $9,400 in cash and $9,400 in credit vouchers. Thus, the estimated maximum exposure with respect to this settlement is approximately $18,800.  The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are not transferable and have no expiry date. In addition, the Company is to pay the legal fees and costs of the class. Based on our estimate of the rate of take-up of the available cash and credit vouchers, a provision of $7,715, to date, has been recorded to cover the estimated costs of the settlement, including legal fees of the class and costs to administer the settlement fund.  It is possible that additional settlement costs could be required.  Such costs, if required, cannot be reasonably determined at this time because of the difficulty in predicting the number of class Members who may advance a claim under the settlement.

(c)	Alberta

The Company has been served in prior fiscal periods with a Statement of Claim issued in Alberta alleging that the Company is in breach of s. 347 of the Criminal Code of Canada (the interest rate provision) and certain provincial consumer protection statutes.

The certification motion has been pending since fiscal 2006 and has not yet been heard.  On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, certain of our customers’ third-party lenders, directors and officers added to the Claim.

We believe that we conduct our business in accordance with applicable laws, and are defending the action vigorously. However, the likelihood of loss, if any, is not determinable.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND TWELVE MONTHS ENDED JUNE 30, 2010, AND 2009 (Unaudited)

(in thousands, except share and per share amounts)

Note 11 - Subsequent Events

Dividends declared

On July 27, 2010, the Company declared a quarterly cash dividend of $0.10 per common share. The dividend is payable on August 26, 2010, to shareholders of record on August 11, 2010.

Note 12 - Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

Note 13 - U.S. GAAP Reconciliation

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, which conforms from, a recognition and measurement perspective, in all material aspects applicable to the Company with U.S. GAAP for the periods presented. Presentation differences and additional disclosures required under U.S. GAAP are as follows:

(A)	Consolidated Statements of Cash Flows

Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operating activities before changes in non-cash operating items in the consolidated statements of cash flows. U.S. GAAP does not permit this subtotal to be included in the consolidated statements of cash flows.

(B)	Long- Term Investments

(a) The Cash Store Australia Holdings Inc.

The Company owns 3,000,000 common shares, or approximately 18.3% (2009 - 18.3%) of the outstanding common shares of The Cash Store Australia Holdings Inc., which is listed on the TSX Venture Exchange. Of the 3,000,000 common shares, 1,800,000 common shares are subject to escrow provisions that prevent the Company from selling these shares until the following dates:

Date	Percentage	Common Shares
September 8, 2010	15%	450,000
March 8, 2011	15%	450,000
September 8, 2011	15%	450,000
March 8, 2012	15%	450,000
	60%	1,800,000

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND TWELVE MONTHS ENDED JUNE 30, 2010, AND 2009 (Unaudited)

(in thousands, except share and per share amounts)

Note 13 - U.S. GAAP Reconciliation (continued)

(B)	Long- Term Investments (continued)

(a) The Cash Store Australia Holdings Inc. (continued)

The Company accounts for the investment under the equity method of accounting as it has significant influence over strategic operating, investing and financing activities due to board representation and management involvement in day to day operations. The difference between the carrying amount of the investment and the underlying equity in net assets of the investee is not significant. The aggregate quoted market value of this investment is $9,600.

(b) RTF Financial Holdings Inc.

On December 31, 2009, the Company acquired 6,000,000 shares of RTF Financial Holdings Inc. (RTF), or approximately 17.6% of the outstanding common shares of RTF.

The Company accounts for the investment under the equity method of accounting as it has significant influence over strategic operating, investing and financing activities due to board representation and management involvement in day to day operations. The difference between the carrying amount of the investment and the underlying equity in net assets of the investee is not significant.

(C)	Goodwill and Intangible Assets

U.S. GAAP requires the Company to disclose changes in goodwill during the year as follows:

	June 30	June 30
	2010	2009
Balance, beginning of year	$34,554	$33,986
Goodwill acquired	5,047	568
Disposal of goodwill	(327)	-
Balance, end of period	$39,274	$34,554

The estimated aggregate annual amortization expense for the next five years for intangible assets subject to amortization is as follows:

Fiscal year ending September 30	2010	2011	2012	2013	2014	2015
Amortization expense for intangible assets	$378	$1,006	$994	$991	$767	$115

(D)	Income Taxes

Under Canadian GAAP, the tax effects of temporary differences are referred to as future income taxes. Under U.S. GAAP, the tax effects of temporary differences are referred to as deferred income taxes.

The Company currently does not have any unrecognized tax benefits. The Company’s tax positions for 2006 to present in Canada remain subject to examination by tax authorities.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND TWELVE MONTHS ENDED JUNE 30, 2010, AND 2009 (Unaudited)

(in thousands, except share and per share amounts)

Note 13 - U.S. GAAP Reconciliation (continued)

(E)	Accounts Payable and Accrued Liabilities

U.S GAAP requires the Company to disclose components of accrued liabilities, which is not required under Canadian GAAP. Accrued liabilities included in trade accounts payable and accrued liabilities as at June 30, 2010, were $1,159 (2009 - $1,290).

(F)	Stock Based Compensation

A summary of the status of the Company's nonvested share options as of June 30, 2010, and the changes during the year ended June 30, 2009, is presented below:

	June 30		June 30
	2010		2009
	Total	Weighted		Weighted
	Options	Average	Total Options	Average
	for Shares	Price	for Shares	Price
Nonvested, beginning of year	661,991	$4.70	914,001	$4.21
Granted	460,000	12.18	230,000	6.39
Vested	(315,980)	4.64	(436,344)	4.64
Forfeited	(48,333)	5.79	(45,666)	4.09
Nonvested, end of period	757,678	$9.20	661,991	$4.70

The total intrinsic value of options exercised during 2010 was $3,422,283 (2009 - $567,238).  The total fair value of options that vested during 2010 was $838,913 (2009 - $1,562,242).

As at June 30, 2010 and June 30, 2009, the aggregate intrinsic value of options outstanding was $8,875,138 and $4,408,569, respectively, while the aggregate intrinsic value of the options that are currently exercisable was $3,305,853 and $1,807,852, respectively.

As at June 30, 2010, there was $840,040 of total unrecognized compensation costs related to non-vested stock options. The Company expects to recognize this expense over a weighted average period of 2.23 years.

The Company is authorized to issue 1,522,340 equity share options under its existing stock option plan.

(G)	Business Combinations

On April 26, 2010, the Company acquired all the business assets of 101019134 Saskatchewan Ltd. (EZ Cash), representing 14 branches in Saskatchewan, for total cash consideration of $4,476.

U.S. GAAP requires the Company to disclose revenues and earnings since the acquisition and pro-forma information if the acquisition would have occurred if completed on July 1, 2009, which is as follows:

	Since	Pro-forma
	acquisition	Information
Revenue	$871	$3,232
Net income	$304	$898

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND TWELVE MONTHS ENDED JUNE 30, 2010, AND 2009 (Unaudited)

(in thousands, except share and per share amounts)

Note 13 - U.S. GAAP Reconciliation (continued)

(H)	Financial Instruments

Valuation Techniques:

The fair values of financial instruments have been estimated on the basis of available market quotations or the use of an appropriate price modeling commonly used by market participants to estimate fair value. Such modeling includes option-pricing models and discounted cash flow analysis using observable market based inputs to estimate fair value. Fair value determined using valuation models requires the use of assumptions concerning the amount and timing of future cash flows and reflects management’s best estimates using external, readily observable, market data such: as future prices, interest rate yield curves, discount rates for time value, and standard market conventions, as well as, techniques such as discounted cash flow analysis and option-pricing models. However, the methods and assumptions followed to disclose fair values are inherently judgmental. Accordingly, fair values do not necessarily reflect amounts that would be received or paid in the case of immediate settlement of these instruments. The use of different estimations, methodologies and assumptions could have a material effect on the estimated fair value amounts. The methodologies used are as follows:

The fair value of cash, accounts receivable, accounts payable and accrued liabilities, in all material respects, approximate their carrying value due to the short-term nature of these balances. For obligations under capital leases, the fair values were determined by estimating future cash flows on a borrowing-by-borrowing basis, and then discounting these future cash flows using a rate which takes into account the Company’s spread for credit risk at period-end for similar terms and types of debt arrangements.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments:

	June 30		June 30
	2010		2009
	Carrying		Carrying
	Value	Fair Value	Value	Fair Value
Financial Assets
Cash	$21,999	$21,999	$18,519	$18,519
Accounts receivables	6,332	6,332	2,864	2,864
Long term receivable	450	450	-	-

Financial Liabilities
Accounts payable	17,370	17,370	14,196	14,196
Obligations under capital leases	$2,136	$2,136	$1,425	$1,425

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND TWELVE MONTHS ENDED JUNE 30, 2010, AND 2009 (Unaudited)

(in thousands, except share and per share amounts)

Note 13 - US GAAP Reconciliation (continued)

(I)	Recent United States Accounting Pronouncements

Effective July 1, 2009, the Company adopted ASC Subtopic 820-20 (formerly FSP FAS 157-2 “Effective Date of FASB Statement No. 157”), which delayed the effective date of ASC 820 for non-financial assets or liabilities that are not required or permitted to be measured at fair value on a recurring basis to fiscal 2010. The adoption of this Subtopic did not have a material impact on the Company’s consolidated financial statements.

Effective July 1, 2009, the Company prospectively adopted ASC Subtopic 350-30 (formerly FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets”). The adoption did not have a material impact on the Company’s consolidated financial statements.

Effective July 1, 2009, the Company adopted the provisions of ASC paragraph 825-10-65-1 (formerly FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”), which increases the frequency of fair value disclosures. Financial instruments measured at fair value as at June 30, 2010, include cash, which is classified as Level 1 in the fair value hierarchy. Additional disclosures required for interim financial statements have been disclosed under (H) above.

Effective January 1, 2010, the Company adopted ASU No. 2010-06, “Improving Disclosures About Fair Value Measurements”. The ASU amends existing disclosure requirements under ASC 820 by adding required disclosures about items transferring into and out of Levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to Level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. Additional disclosures required for interim financial statements have been disclosed under (H) above.

Effective July 1, 2009, the Company adopted the FASB Accounting Standards Codification (ASC) (formerly issued as SFAS No. 168, “The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162”). The adoption of the ASC changed the Company’s references to U.S. GAAP accounting standards but did not have a material impact on the Company’s consolidated financial statements.

The Company adopted prospectively the provisions outlined in FASB ASC Topic 805 “Business Combinations” (formerly SFAS No. 141R, “Business Combinations”) for all business combinations with an acquisition date on or after July 1, 2009. The adoption of the provisions of ASC Topic 805 did not have a material impact on the Company’s consolidated financial statements.